22 March 2010
National Grid plc

National Grid seeks leave to appeal Court of Appeal Judgment on Gas Metering Contracts.

National Grid is seeking leave to appeal the Court of Appeal judgment of 23 February 2010 that upheld the judgment of the Competition Appeal Tribunal (CAT) that National Grid infringed the Competition Act 1998 by entering into a number of metering contracts with UK gas suppliers in 2004. The CAT judgment had itself upheld in part an infringement decision made by the Gas and Electricity Markets Authority in February 2008.

National Grid Executive Director, Mark Fairbairn said: “We believe a further appeal to be in the best interests of customers. We maintain our view that our gas metering contracts have delivered substantial financial benefits to customers in the form of lower metering prices and have neither harmed consumers nor competition.”

National Grid will be applying to the Supreme Court for leave to appeal to that court.

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Additional information

National Grid Metering provides regulated gas meter and meter reading services on behalf of gas suppliers for an asset base of over 17 million* domestic, industrial and commercial meters.  With revenues of £339m*, it represents under 3% of National Grid as a whole.

The investigation related to Metering Services Agreements (MSAs).  These are domestic gas metering contracts which were freely and openly negotiated with gas suppliers and discussed with Ofgem.  They were offered to suppliers as a lower cost alternative to the default regulated contracts.

National Grid also owns a non-regulated meter business, OnStream, which provides rental, installation, maintenance and meter reading services for gas and electricity meters throughout Great Britain, on behalf of energy suppliers.

*Revenues and meter numbers as at 31 March 2009.

Contacts

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